EXHIBIT 99.1

B Communications Ltd. (the “Company”) advises that the 2014 Annual General Meeting of the Company (the “Meeting”) was held on August 11, 2014 at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

The following resolutions were passed at the Meeting:

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To elect three directors (Or Elovitch, Shaul Elovitch and Benny Gabbay), to hold office until our next annual general meeting of shareholders. In additon Mr. Benny Gabbay terms of service were approved.

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To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2014, and to authorize our Board of Directors and our Audit Committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

▪	In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2013 were reviewed and discussed at the Meeting.